Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 32

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

2,000,000 Shares of Class A Common Stock

This prospectus supplement no. 32 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 2,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 1,108,062 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.75 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a second Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8, 2024, we issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On June 26, 2025, we issued a fourth Convertible Note in the principal amount of $0.75 million, resulting in net proceeds to us of $0.70 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. The maturity date of each Convertible Note will be September 30, 2025 (as extended pursuant to the Yorkville Letter Agreement) and may be extended at the option of the holder. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $200.5625 per share, (ii) with respect to the second Convertible Note issued on December 11, 2023, $92.84 per share, (iii) with respect to a third Convertible Note issued on April 8, 2024, $37.625 per share, and (iv) with respect to the fourth Convertible Note issued on June 26, 2025, $2.00 per share; or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $25.00 (the “Floor Price”) (as reduced by the Yorkville Letter Agreement, defined below). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation or (ii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $32.00 to $25.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13 million on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

On May 2, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $25.00 to $12.50. On July 11, 2024, the daily VWAP for our Class A Common Stock had been below the Floor Price for ten consecutive trading days, resulting in a Floor Price Trigger. On July 12, 2024, Yorkville agreed to extend the due date for the first Monthly Payment, due as a result of a Floor Price Trigger, to September 11, 2024. On August 13, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $12.50 to $3.75, thereby curing the Floor Price Trigger pursuant to the terms of the Yorkville SEPA. On December 6, 2024, stockholders holding at least a majority of our outstanding voting capital stock, including our Class A Common Stock and Class V Common Stock, approved by written consent as required by Nasdaq Rule 5635(d), the issuance of shares of common stock of the Company in excess of the Exchange Cap set forth in the Yorkville SEPA. Effective January 8, 2025, the Exchange Cap was effectively lifted, allowing the Company to issue shares to Yorkville pursuant to the Yorkville SEPA and the Yorkville Convertible Notes in excess of the Exchange Cap. On January 24, 2025, the Company and Yorkville agreed that Monthly Payments resulting from a Floor Price Trigger would be due no sooner than April 30, 2025, and that the Company would initiate Advance Notices weekly to issue and sell shares remaining under an existing effective registration statement. On April 10, 2025, Yorkville further agreed to: (i) extend the due date for the first Monthly Payment to November 30, 2026, (ii) extend the maturity date of the Convertible

Notes to November 30, 2026, and (iii) to waive Volume Threshold and Maximum Advance Amount limitations set forth in the Yorkville SEPA. On June 5, 2025, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $3.75 to $1.00.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On July 15, 2025, the closing price of Common Stock was $0.9897 per share, the closing price of our Public Warrants was $0.0308 per warrant and the closing price of our New Warrants was $0.0024 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 32 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 16, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 16, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on November 14, 2023, MSP Recovery, Inc. (the “Company”) entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville up to $250 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of common stock to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of common stock to Yorkville under the SEPA except in connection with notices that may be submitted by Yorkville, in certain circumstances as described below.

In connection with the SEPA, and subject to the conditions set forth therein, Yorkville has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.75 million (the “Pre-Paid Advances”). In 2023, the Company issued two Convertible Notes to Yorkville for a combined principal amount of $10 million, resulting in net proceeds of $9.48 million, and in 2024 the Company issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On June 26, 2025, the Company issued a fourth Convertible Note for $0.75 million, resulting in net proceeds to us of $0.71 million.

On July 16, 2025, Yorkville agreed to make an additional advance pursuant to a fifth Convertible Note issued by the Company to Yorkville for $0.75 million, on terms substantially the same as the previous Convertible Notes, issued pursuant to the SEPA.

Yorkville may convert the Convertible Notes into shares of the Company’s common stock at a conversion price equal to the lower of the Fixed Price (as defined in each Convertible Note) or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the date of the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than the Floor Price of $1.00, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation.

In addition, Yorkville, in its sole discretion and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the SEPA requiring the issuance and sale of shares of common stock to Yorkville at the Conversion Price in consideration of an offset of the Convertible Notes (“Yorkville Advance”). Yorkville, in its sole discretion, may select the amount of any Yorkville Advance, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation or the amount of shares of common stock that are registered. As a result of a Yorkville Advance, the amounts payable under the Convertible Notes will be offset by such amount subject to each Yorkville Advance.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock, nor shall there be any sale of shares of common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

In the SEPA, Yorkville represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

As part of recent cost-reduction initiatives, MSP Recovery, Inc. (the “Company”) initiated a competitive process to engage a new independent registered public accounting firm. The Company has solicited and evaluated bids from several accounting firms and has elected to engage Baker Tilly US, LLP (“Baker Tilly”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, beginning in the fiscal quarter ending September 30, 2025.

As a result, Deloitte & Touche LLP’s (“Deloitte”) engagement as the Company’s independent registered public accounting firm will end effectively following the review of the Company’s condensed consolidated financial statements as of and for the quarter ended June 30, 2025. Deloitte has served as the Company’s auditor since 2021. The decision to change the independent public accounting firm was approved by the audit committee of the Company’s board of directors (the “Audit Committee”).

The reports of Deloitte on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024, 2023, and 2022, did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph in its report related to the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024 describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter paragraph in its reports related to the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024, and December 31, 2023 describing the Company’s intangible impairment analysis.

During the period from May 20, 2021 through July 16, 2025, the period during which Deloitte has been engaged as the Company’s (and its corporate accounting predecessor’s) independent registered public accounting firm, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements as defined in Item 304(a)(1)(iv) of Regulation S-K in connection with any reports it would have issued.

As disclosed in the Company’s Annual Report on Form 10-K for the period ending December 31, 2023, Management identified material weaknesses in the Company’s internal controls over financial reporting related to (a) human resources and payroll processes, and (b) accounting for contract terminations, including accounting for the termination of vendor service contracts. These material weaknesses were remediated as of December 31, 2024, as disclosed in the Company’s Annual Report on Form 10-K for the period ending December 31, 2024. The Audit Committee discussed the material weaknesses with Deloitte and the Company has authorized Deloitte to respond fully to inquiries of its successor concerning the material weaknesses. There were no other “reportable events” as such term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company has authorized Deloitte to respond fully to any inquiries of the Company’s new independent registered public accounting firm, Baker Tilly US, LLP (“Baker Tilly”), relating to its engagement as the Company’s independent registered public accounting firm. The Company provided Deloitte with a copy of the disclosures it is making in this Current Report on Form 8-K and requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter provided by Deloitte, dated July 16, 2025, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

(b) Appointment of New Independent Registered Public Accounting Firm

On July 11, 2025, the Board, acting by written consent, authorized and ratified the appointment of Baker Tilly as its new independent registered public accounting firm, which appointment became effective upon the entry of both the Company and Baker Tilly into a letter of engagement. Baker Tilly will begin its engagement with the review of the Company’s financial statements as of and for the fiscal quarter ended September 30, 2025.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Yorkville SEPA (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on November 14, 2023)
10.2	Yorkville Convertible Note dated July 16, 2025
16.1	Letter of Deloitte & Touche LLP to the Securities and Exchange Commission dated July 16, 2025
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
(di)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: July 16, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel